

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

CT Corporation System
  as agent for service for
Funtalk China Holdings Limited
111 Eighth Avenue
New York, New York 10011

> **Re:** **Funtalk China Holdings Limited**
> **Post-effective amendment on Form F-3**
> **Filed September 9, 2010**
> **File No. 333-153492**

Ladies and Gentlemen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please tell us how you evaluated whether the information in your Form 6-K dated September 13, 2010 is required to be included in this registration statement. Given the securities to which this registration statement relates, it is unclear how you concluded that you are not required to include or incorporate such information. In this regard, please tell us the authority on which you rely to mandate separation of your Units. For example, what instrument that you have filed as an exhibit permits you to require such separation, and where have you previously disclosed your authority to do so.

2. Please provide the written acknowledgements at the end of this letter signed by the company. We note that the acknowledgements you provided are signed by counsel.

3. In light of the multiple types of securities offered, please provide us your analysis how the document filed as Exhibit 24.1 that relates only to the registration of ordinary shares gives the attorney-in-fact appropriate authority to sign this amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by fax):   David Zhang, Esq.—Latham & Watkins, LLP